UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACURA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00509L802
(CUSIP Number)

John Schutte c/o Main Pointe Pharmaceuticals, LLC 2604 River Green Circle Louisville, KY 40206 502-423-0351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Schutte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,695,186

	8	SHARED VOTING POWER
See response to Item 5.

	9	SOLE DISPOSITIVE POWER
10,695,186

	10	SHARED DISPOSITIVE POWER
See response to Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abuse Deterrent Pharma, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
52,984,375

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
52,984,375

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,984,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

With this amendment, the Reporting Persons are amending the disclosures in the text of Items 3 and 5 to update information about the Reporting Persons' ownership of shares of Acura Pharmaceuticals, Inc. (the “Issuer” or the “Company”).

Item 3.  Source or Amount of Funds or Other Consideration.

On June 28, 2019, the Company entered into a Promissory Note with Mr. Schutte that consolidated existing promissory notes into a single note in favor of Mr. Schutte for $6.0 million. Terms of the consolidated note (the “Note”) provide for a July 1, 2023 maturity date, a fixed interest rate of 7.5% per annum, and deferral of all payments of principal and interest to maturity. The Company also (i) granted to Mr. Schutte conversion rights of the $6.0 million loan into the Company’s common stock at $0.16 per share, convertible immediately, (ii) issued to him a warrant to purchase 10.0 million shares of the Company’s common stock at a price of $0.01 per share, exercisable immediately,  and (iii) granted a security interest in all of the Company’s assets.  With the Company’s consent, Mr. Schutte assigned and transferred to Abuse Deterrent Pharma, LLC (“AD Pharma”) all of his right, title and interest in the Note, security agreement and warrant effective June 28, 2019.  On June 9, 2021, AD Pharma provided notice to the Company of its election to convert the Note, together with $877,500 of accrued interest thereon, into shares of the Company’s common stock.  The Note, together with $877,500 of accrued interest thereon, was converted into 42,984,375 shares of common stock of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)  Mr. Schutte individually owns 10,695,186 shares of common stock of the Issuer which represents a 16.0% beneficial interest in the Issuer. Such securities consist of 8,912,655 shares of common stock and warrants to purchase 1,782,531 shares of common stock. These calculations are based on 66,871,574 shares outstanding, including [i] 22,104,668 shares of common stock of the Issuer outstanding as of May 9, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q filed May 17, 2021 and [ii] 42,984,375 shares of common stock of the Issuer issued upon conversion of the Note. By virtue of his position as manager of AD Pharma, Mr. Schutte may be deemed to beneficially own the total number of shares owned by AD Pharma.

AD Pharma beneficially owns 52,984,375 shares of common stock of the Issuer which represents a 70.6% beneficial interest in the Issuer. Such securities consist of 42,984,375 shares of common stock of the Issuer issued to AD Pharma on June 9, 2021upon conversion of the Note and all accrued interest thereon and warrants to purchase 10,000,000 shares of common stock. These calculations are based on 66,871,574 shares outstanding, including [i] 22,104,668 shares of common stock the Issuer outstanding as of May 9, 2021 as reported by the Issuer in its Quarterly  Report on Form 10-Q filed May 17, 2021 and [ii] 42,984,375 shares of common stock of the Issuer issued upon conversion of the Note.

(b)  Mr. Schutte holds sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 10,695,186 shares, or 16.0% of the Issuer’s common stock. By virtue of his position as manager of AD Pharma, he shares power to vote or direct the vote or to dispose or direct the disposition of 52,984,375 shares of the Issuer’s common stock owned by AD Pharma and issuable upon exercise of a warrant by AD Pharma.

AD Pharma holds sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of  52,984,375 shares, or 70.6% of the Issuer’s common stock.

(c)  Transactions during the last 60 days.

On July 24, 2017 Mr. Schutte entered into an agreement to acquire and acquired units comprised of 8,912,655 shares of common stock and warrants to purchase 1,782,531 shares of common stock of the Issuer exercisable at an exercise price of $0.528 per share and expiring on July 23, 2022. The acquisition price was $4 million. The transaction was effected directly between Mr. Schutte and the Issuer without the participation of any broker.

On June 28, 2019, the Company entered into the Note with Mr. Schutte that consolidated existing promissory notes into a single note in favor of Mr. Schutte for $6.0 million. Terms of the Note provide for a July 1, 2023 maturity date, a fixed interest rate of 7.5% per annum, and deferral of all payments of principal and interest to maturity. The Company also (i) granted to Mr. Schutte conversion rights of the $6.0 million loan into the Company’s common stock at $0.16 per share, convertible immediately, (ii) issued to him a warrant to purchase 10.0 million shares of the Company’s common stock at a price of $0.01 per share, exercisable immediately,  and (iii) granted a security interest in all of the Company’s assets.  With the Company’s consent, Mr. Schutte assigned and transferred to AD Pharma all of his right, title and interest in this note, security agreement and warrant effective June 28, 2019.

On June 9, 2021, AD Pharma provided notice to the Company of its election to convert the Note, together with $877,500 of accrued interest thereon, into 42,984,375 shares of the Company’s common stock.

(d)-(e) not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
June 24, 2021
/s/ John Schutte
John Schutte

Dated:	ABUSE DETERRENT PHARMA, LLC

June 24, 2021
	By:	/s/ John Schutte
Name: John Schutte
Title: Manager